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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1*)

                   Under the Securities Exchange Act of 1934

                         Saratoga Beverage Group, Inc.
           --------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
           --------------------------------------------------------
                        (Title of Class of Securities)

                                  803436 10 4
           --------------------------------------------------------
                                (CUSIP Number)

                                 Robin Prever
                       c/o Saratoga Beverage Group, Inc.
                                11 Geyser Road
                          Saratoga Springs, NY 10866

           --------------------------------------------------------
                      (Name, Address and Telephone Number
                            of Person Authorized to
                      Receive Notices and Communications)


                              December 17 , 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filling out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                    Page 1 of 5 sequentially numbered pages.
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
                                                   SCHEDULE 13D
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CUSIP No. 803436 10 4                                             Page    2    of   5    Pages
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
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


     Robin Prever
---------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a) 9
                                                                                                       (b) 9

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     PF

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             9

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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                   7    SOLE VOTING POWER

 NUMBER OF              0
   SHARES        ----------------------------------------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER
  OWNED BY
    EACH                318,285
  REPORTING      ----------------------------------------------------------------------------------------------
   PERSON          9    SOLE DISPOSITIVE POWER
    WITH
                        318,285
                 ----------------------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     318,285
---------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              9

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8%
---------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---------------------------------------------------------------------------------------------------------------

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                            ATTESTATION.
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Page 3 of 5


                                  SCHEDULE 13D
                                AMENDMENT NO. 1

          This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Schedule 13D with an event date of October 13, 1998 ("Schedule 13D") filed by Robin Prever (the "Reporting Person") on October 23, 1999 relating to the beneficial ownership of shares of the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of Saratoga Beverage Group, Inc. (the "Issuer").

Item 4.   Purpose of the Transaction
          --------------------------

          Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

          The Reporting Person may acquire or dispose of securities of the Issuer, including shares of Class A Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Person and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

          The Reporting Person is conducting negotiations with a third party equity investor in connection with a going private transaction involving the Registrant. If the going private transaction is consummated, it is contemplated that the Reporting Person will be part of a group of continuing stockholders and will be the chief executive officer of the resulting company. There can be no assurance that this going private transaction or any other comparable transaction will be consummated.

          Except as disclosed above, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

          (a) The Reporting Person is the beneficial owner of 35,325 shares of Class A Common Stock and 167,960 shares of Class B Common Stock, $.01 par value per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of the Issuer. The number of shares of Common Stock beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3.
The percentage of shares of Common Stock beneficially owned by the Reporting Person has been calculated based upon shares of Common Stock, which includes (i) 5,332,647 shares of Common Stock outstanding at September 30, 1999 and (ii) 115,000 shares of Common Stock which are issuable pursuant to currently exercisable options held by the Reporting Person.

          (b) Except as set forth in this paragraph (b), the Reporting Person has the sole power to vote or to direct the vote of, and dispose or direct the disposition of, 203,285 shares of Common Stock, excluding stock options.

               (i) On October 13, 1998, the Reporting Person, Anthony Malatino and Steven Bogen, the President and Chief Executive Officer of The Fresh Juice Company, Inc., entered into a Stockholder Agreement. Pursuant to the Stockholder Agreement, the Reporting Person and Mr. Malatino each agreed to vote all of his or her shares of Common Stock to elect, re-elect and prevent any proposed removal of Mr. Bogen as a member of the Issuer's Board of Directors. Moreover, the Reporting Person, in her capacity as a member of the Issuer's Board of Directors, agreed to take all actions reasonably necessary to nominate, elect, re-elect and prevent any
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Page 4 of 5


     proposed removal of Mr. Bogen as a member of the Issuer's Board of Directors. In addition, the Reporting Person and Mr. Malatino have appointed Mr. Bogen as their true and lawful proxy and attorney-in-fact to vote the shares of Common Stock then owned by them for the election of Mr. Bogen as a director of the Issuer in the event that they do not vote to elect, re-elect and prevent any purposed removal of Mr. Bogen as a member of the Issuer's Board of Directors. The Stockholder Agreement expires on the earliest to occur of the date (w) after the Effective Date of the Merger of the Issuer and The Fresh Juice Company, Inc. that Mr. Bogen directly owns less than 400,000 shares of Class A Common Stock, (x) the termination of the Merger Agreement among the Issuer, Rowale Corporation, a wholly owned subsidiary of the Issuer, and The Fresh Juice Company, Inc. by any party thereto pursuant to the terms thereof, (y) Mr. Bogen is convicted of a felony or a misdemeanor involving moral turpitude, dishonesty, theft or unethical business conduct, or (z) Mr. Bogen breaches his fiduciary duties, in a material fashion, to the Issuer and its stockholders. Mr. Bogen does not have the power to dispose and direct the disposition of the Reporting Person's shares of Common Stock.

               (ii) On October 22, 1998, the Reporting Person and Anthony Malatino entered into a Stockholders' Agreement. Pursuant to the Stockholders' Agreement, the Reporting Person and Mr. Malatino each agreed that, upon the death of one of them, the surviving person shall have an option, exercisable within ninety (90) after the death of the decedent, to purchase all or a portion of the shares of Class B Common Stock then owned by the decedent. The purchase price for each share of Class B Common Stock then owned by the decedent shall be equal to the greater of (i) the average Fair Market Value (as defined in the Stockholders' Agreement) of the Class A Common Stock of the Issuer for twenty (20) consecutive trading days ending one (1) business day before the date of the notice of purchase (the "Closing Date") and (ii) if the shares of Class A Common Stock are publicly traded, an amount equal to eight times (8x) the published fully diluted earnings per share of the Issuer for the four fiscal quarters prior to the date of the notice of purchase. The purchase price shall be made by certified check, by wire transfer or by a promissory note secured by the shares of Class B Common Stock acquired. The Closing Date shall be within sixty (60) days following the date of notice of exercise of the option.
     For purposes of the charter of the Issuer, the purchase of the shares of Class B Common Stock by the surviving person shall be deemed to have occurred immediately prior to the decedent's death. Until the death of both the Reporting Person and Mr. Malatino or until one of them no longer owns any shares of Class B Common Stock, from and after the death of a decedent, (x) the surviving person shall have the right to vote the shares of Class B Common Stock of the decedent in a manner determined by the surviving person, in his or her sole and absolute discretion, and (y) the decedent shall appoint the surviving person to act as the decedent's true and lawful proxy and attorney-in-fact to vote the shares of Class B Common Stock upon the failure of the decedent's estate to vote in a manner determined by the surviving person. Pursuant to the Stockholders' Agreement, the Reporting Person and Mr. Malatino also each agreed that, if at any time on or after the date of the Stockholders' Agreement either of them (a "Selling Stockholder") desires to sell, pledge, gift or otherwise transfer all or any portion of the shares of Class B Common Stock owned by the Selling Stockholder to any person other than the other party to the Stockholders' Agreement or on the open securities markets, the Selling Stockholder shall have the irrevocable and exclusive right of first refusal to purchase all or a portion of such shares of Class B Common Stock at a purchase price in cash equal to the price offered by the third party or, in the event of a gift by a Selling Stockholder, the right of first refusal shall be at a purchase price in cash equal to the average fair market value of the Class A Common Stock for twenty (20) consecutive trading days ending one (1) business day before the date of the notice of a proposed sale of shares by the Selling Stockholder was delivered. If the right of first refusal to purchase the shares of Class B Common Stock is accepted, the closing of such purchase shall be not more than five (5) business days after the date on which the notice of a proposed sale of shares by the Selling Stockholder was delivered.
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Page 5 of 5


          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1999

                                /s/ Robin Prever
                               ---------------------
                                    Robin Prever